Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

February 22, 2013

Issue of the 41st Unsecured Straight Corporate Bond and

the 42nd Unsecured Straight Corporate Bond

SoftBank Corp. (the “Company”) announces that it has determined the following terms and conditions for the issuance of its 41st unsecured straight corporate bond with inter-bond pari passu clause (also known as the “Fukuoka SoftBank HAWKS Bond”) and 42nd unsecured straight corporate bond with inter-bond pari passu clause.

		The 41st unsecured straight corporate bond	The 42nd unsecured straight corporate bond
1.	Total amount of issue	JPY 300 billion	JPY 70 billion

2.	Denomination per bond	JPY 1 million	JPY 100 million

3.	Coupon rate	1.47% per annum	1.467% per annum

4.	Issue price	100% of the principal amount

5.	Redemption price	100% of the principal amount

6.	Term	4 years

7.	Maturity date	March 10, 2017	March 1, 2017

8.	Redemption	The bonds will be redeemed in full upon maturity. The bonds may also be repurchased and redeemed at any time commencing from the first day following the closing date, subject to requirements of the book-entry transfer institution.

9.	Coupon payment dates	March 12 and September 12 of each year	March 1 and September 1 of each year

10.	Offering period	February 25, 2013 to March 11, 2013	February 22, 2013

11.	Closing date	March 12, 2013	March 1, 2013

12.	Method of offering	Offering to the general public in Japan

13.	Market	Mainly retail investors	Institutional investors

14.	Collateral	No collateral or guarantee is pledged and no assets are specifically reserved to secure these bonds.

15.	Covenants	Negative pledge clause, clause for transformation from unsecured to secured status and net worth maintenance clause	Negative pledge clause

16.	Underwriters	Nomura Securities Co., Ltd. Daiwa Securities Co. Ltd. Mizuho Securities Co., Ltd. SMBC Nikko Securities Inc. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. SBI SECURITIES Co., Ltd.	Mizuho Securities Co., Ltd. SMBC Nikko Securities Inc. Daiwa Securities Co. Ltd. Nomura Securities Co., Ltd. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. Deutsche Securities Inc.

17.	Contact for purchase	Head office and domestic branches of underwriters

18.	Trustee	Aozora Bank, Ltd.

19.	Fiscal agent		Mizuho Corporate Bank, Ltd.

20.	Book-entry transfer institution	Japan Securities Depository Center, Inc.

21.	Rating	A (under review for a possible downgrade; Japan Credit Rating Agency, Ltd.)

22.	Use of proceeds	Part of the investment in business of Sprint Nextel Corporation in the U.S.

<Notes> Regarding the 41st unsecured straight corporate bond, the Company prepares gifts (a bath towel featuring the “White Family” father) for all subscribers to this bond.

This press release relates to offerings of Japanese Yen-denominated Bonds (the “Bonds”) that are intended to be directed into Japan and its residents thereof in accordance with the laws, customary practices and documentation of Japan. This press release does not constitute an offer of any securities for sale in the United States. The Bonds have not been registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed financing of the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (“Clearwire”). All statements, other than historical facts, including statements regarding the expected terms of the proposed financing, and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other risk factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2011, Sprint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, Clearwire’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2012 and September 30, 2012 and the risk factors set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which are available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II has filed with the SEC a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also constitutes a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, is available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers is available in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.